EXHIBIT 1
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News Release
Calgary: February 12, 2003
TSX:  IUS

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                  IUSI Announces Fiscal 2002 Year End Results
                  -------------------------------------------
                     All amounts stated are in U.S. dollars

Calgary, February 12, 2003 - International Utility Structures Inc. ("IUSI") today released results for the year ended September 30, 2002. IUSI is a world leader in the manufacture and marketing of metal overhead lighting, powerline, traffic and telecommunications support structures for customers in more than 100 countries. Headquartered in Calgary, Alberta, IUSI also has manufacturing, design and engineering capacity in North America and Europe. The Company's common shares trade on the Toronto Stock Exchange under the symbol IUS.

President and CEO Robert G.J. Jack said: "Obviously it is disappointing to feel the negative financial impact that the utility industry has been experiencing over the past year. This condition has resulted from a range of concurrent influencing factors including de-regulation, economic recession, energy sector financing issues in conjunction with the decrease in activity levels in the capital markets and the high level of uncertainty as to the how the U.S Federal Government intends to effectively implement its National Energy Plan. The Company also believes that the immediate effects of the foregoing have led to financial liquidity concerns in several major utility companies. Consequently, development and commencement of several key transmission and distribution projects have been delayed and routine maintenance/replacement budgets have been deferred. In IUSI's case, our North American customers postponed more than $15 million of projects originally scheduled for 2002.

The Company believes that the re-direction of federal cash reserves towards homeland security as well as preparations for military action in the Middle East have further impeded the introduction of any forms of economic stimulus the U.S. government might have introduced in order for its massive multi-year electrical infrastructure program to be achieved.

As a result, the reduced level of sales activity in virtually all North American utility product sectors was significant in the second half of 2002 and is expected to continue until mid-2003. In the North American utility structures market utility customers have reported significant decreases in purchasing levels over previous years. This has resulted in downward pressure on North American margins as suppliers struggle to work with much lower production volumes than had been anticipated.

In short, our original business model was based upon a significant rate of growth in terms of both market share against treated wood and in terms of market size as the U.S. Government openly publicized its national priority to upgrade its power grid capacity. Although we believe that the steel pole industry has increased its market share against treated wood, it has done so in a smaller than expected market. We continue to believe that both the performance and environmental benefits of steel utility poles are continuing to gain recognition and support from both utility customers and government authorities.

The recent legislation against the use of CCA (Chromated Copper Arsenate) within the European Union, recent lawsuits filed against the U.S. Environmental Protection Agency by a utility workers' union, and the introduction of draft legislation in California targeted at eliminating the use of all heavy wood preservatives, continue to support our premise that steel poles will dominate the marketplace going forward. We clearly recognize how frustrating it is for all shareholders with respect to the time it is taking to accelerate the achievement of those market conditions which are requisite to the fulfillment of our business plan.


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Notwithstanding market issues in North America, we have continued to gain ground in the utility sector internationally, both in Europe and abroad. These orders represent strong growth over the previous year and we believe this trend will continue. A combination of the aforementioned European environmental legislation and very positive performance results from several customers who have been field testing steel poles were the leading factors which influenced the positive market response we achieved. We hope the increased international market activity portends a similar trend in the U.S. market."

Management, with the full endorsement of the board, is now actively engaged in formulating strategies to strengthen the Company's balance sheet and improve liquidity. Where appropriate, professional advisors have been engaged to assist in this analysis. It is management's goal to complete both the formulation and implementation of a strategy during the 2003 fiscal year.

In fiscal year ended September 30, 2002 ("fiscal 2002"), net sales were $78.2 million, compared to $88.4 million for the year ended September 30, 2001 ("fiscal 2001"). This decrease relates primarily to the sale of Stainton Metal whose sales of $12.9 million were included in fiscal 2001 results. On a comparative basis, after adjusting for the disposition of Stainton Metal, the Company posted a 3.7% increase on year-over-year sales.

Cost of sales for fiscal 2002 was $53.5 million, compared with $60.3 million for fiscal 2001. This decrease relates to the lower sales level for 2002. Cost of sales, as a percentage of revenue was basically unchanged at 68.4% for 2002 compared to 68.3% for 2001, even though there were significant steel price increases and shortages.

Plant operating costs for fiscal 2002 were $8.2 million compared with $8.0 million in fiscal 2001. Selling and administrative expenses for fiscal 2002 were $19.7 million, compared with $18.0 million for fiscal 2001. These increases include $1.8 million of expenses to relocate and start up our new manufacturing facility in El Dorado, Kansas and increased costs relating to marketing strategies.

Depreciation and amortization for fiscal 2002 was $6.1 million, compared to $6.7 million for fiscal 2001, which included Stainton Metal.

Net loss in fiscal 2002 was $15.5 million ($1.31 per common share), compared with a loss of $6.6 million ($0.55 per common share) reported in 2001. This significant decrease is due to the loss of operating profits due to the sale of Stainton Metal, the cost of the U.S. plant relocation, the adjustment (reduction) in the gain on the sale of the Union Metal Group relating to the escrow settlement and the write down of deferred financing costs. These are partially offset by the gain on the sale of Stainton Metal. Also during 2001, the Company had a significant gain relating to the open market purchase of its Senior Subordinated Notes, thereby improving (reducing) the loss for fiscal 2001. During fiscal 2002, the Euro gained strength against the U.S. dollar which reduced the cumulative foreign currency translation adjustment by $3.3 million. This in turn reduced the shareholder deficiency by the same amount.

As at September 30, 2002 cash balance stood at $5.2 million, compared with $4.6 million at September 30, 2001.

Net cash used in operations was $13.1 million in fiscal 2002 compared to $6.3 million in fiscal 2001. The increase in cash used relates primarily to increased losses from operations due to lower sales and increased fixed costs including the cost of the plant relocation in the U.S.

On August 8, 2000 the Company sold its interests in the "Union Metal Group". Pursuant to terms of the sale agreement, the Company was required to deposit $6.0 million of the net proceeds with an escrow agent in a general account and $1.0 million for a specific environmental liability which has been accrued in the accounts of the Company at September 30, 2000. These general funds were to be


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used for future claims arising from the sale. On July 13, 2001, the purchaser of the Union Metal Group notified the escrow agent of certain disputed items in connection with the parties' entitlements to the escrow funds and on May 23, 2002, the Company reached a settlement with the purchaser under which $4.0 million of the escrow fund was repaid to the purchaser and $2.0 million plus $449,000 in interest was released to the Company. The $4.0 million payment together with $413,000 in legal and miscellaneous costs incurred to settle the claim was charged to income.

On October 3, 2001, the Company sold its interest in Stainton Metal Company Limited, a wholly owned subsidiary located in the United Kingdom. The Company received net proceeds of $13.3 million which resulted in a gain on the sale, after deducting the costs of disposition, of $7.4 million.

On January 30, 2003, the Company's subsidiary, IUS France SAS, entered into a five (5) year term loan agreement with a bank in France. The initial advance was funded in the amount of EUR 4.0 million which was used to partially repay an inter-company loan granted by IUSI in connection with the Petitjean acquisition. The funds were used to pay the February 1, 2003, interest payment on the Senior Subordinated Notes and for working capital purposes. Subject to satisfaction of certain conditions precedent, the agreement contemplates a further advance of EUR 7.0 million to be used for inter-company transactions, inter-company loan repayment and working capital purposes.

This news release may contain forward-looking statements concerning the Company's objectives over the next few quarters. The Company's ability to meet such objectives depends on many known and unknown risks, including general economic and business conditions, competition, foreign exchange risk and raw material costs.

For further information, contact:

Robert Jack - President & C.E.O., or Jerry Diener, Vice-President
Finance & C.F.O.
Telephone: (403) 269-2350; Toll Free 1 (800) 263-9444; Fax: (403)
290-0523;Email: general@iusi.ca; Website: www.iusi.ca
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                      INTERNATIONAL UTILITY STRUCTURES INC.

                     Years ended September 30, 2002 and 2001


CONSOLIDATED BALANCE SHEETS
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(Expressed in thousands of U.S. dollars)                                             2002                 2001
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Assets

Current assets:
     Cash and cash equivalents                                               $      5,207         $      4,552
     Cash in escrow                                                                 2,137                  653
     Accounts receivable                                                           16,755               28,079
     Inventories                                                                   20,334               22,593
     Prepaid expenses and other                                                     2,810                2,731
     ---------------------------------------------------------------------------------------------------------
                                                                                   47,243               58,608
Property, plant and equipment                                                      37,515               42,913
Cash in escrow                                                                          -                6,352
Deferred financing costs                                                            2,069                3,750
Other assets                                                                          422                  626
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                                                                             $     87,249         $    112,249
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Liabilities and Shareholders' Deficiency

Current liabilities:
     Operating loans                                                         $      4,825         $      8,755
     Accounts payable and accrued liabilities                                      26,232               33,205
     Current portion of long-term debt                                                237                  197
     ---------------------------------------------------------------------------------------------------------
                                                                                   31,294               42,157
Long-term debt                                                                     66,009               66,825
Other long-term liabilities                                                         2,127                2,405
Future income taxes                                                                 1,588                2,191
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                                                                                  101,018              113,578
Shareholders' deficiency:
     Common shares                                                                 18,367               18,617
     Warrants                                                                       1,612                1,612
     Cumulative foreign currency translation adjustment                            (3,352)              (6,631)
     Deficit                                                                      (30,396)             (14,927)
     ---------------------------------------------------------------------------------------------------------
                                                                                  (13,769)              (1,329)
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                                                                  $                87,249        $     112,249
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


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
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
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(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

                                                                                     2002                 2001
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
Sales, net of commission and transportation                                  $     78,228         $     88,365

Less:
     Cost of sales                                                                 53,511               60,335
     Selling and administrative expenses                                           19,698               18,000
     Plant operating costs                                                          8,202                8,021
     Depreciation and amortization                                                  6,186                6,671
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                                                                                   87,597               93,027
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                                                                                   (9,369)              (4,662)
Other expense (income):
     Interest expense                                                               8,443                8,682
     Dividends on redeemable preferred shares                                           -                1,457
     Amortization of deferred financing costs                                       1,681                2,024
     Other income                                                                  (3,629)             (10,535)
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                                                                                    6,495                1,628
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Loss before income taxes                                                          (15,864)              (6,290)

Income taxes:
     Current                                                                          229                1,178
     Future                                                                          (624)                (889)
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                                                                                     (395)                 289
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Loss for the year                                                                 (15,469)              (6,579)

Deficit, beginning of year                                                        (14,927)              (8,348)
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Deficit, end of year                                                         $    (30,396)        $    (14,927)
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Loss per share for the year:
   Basic                                                                     $     (1.31)         $     (0.55)
   Diluted                                                                         (1.31)               (0.55)
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


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
CONSOLIDATED STATEMENTS OF CASH FLOWS
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(Expressed in thousands of U.S. dollars)                                             2002                 2001
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Cash provided by (used in):

Net cash from (used in) operations                                           $    (13,149)        $     (6,312)

Investments:
     Cash in escrow                                                                 4,868                  (61)
     Purchase of property, plant and equipment                                     (2,754)              (6,077)
     Proceeds on sale of Stainton Metal Company Limited,
       net of cash sold of $1,184                                                  10,798                    -
     Other                                                                          3,056                1,054
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                                                                                   15,968               (5,084)
Financing:
     Repurchase of 10.75% Senior Subordinated Notes                                  (602)             (28,060)
     Repayment of long-term debt                                                     (205)                 (62)
     Loan to trustee for the purchase of common shares pursuant
       to second ancillary stock option plan                                         (250)                (373)
     Repayment of operating loans                                                  (1,107)              (2,001)
     Deferral financing costs incurred                                                  -               (1,421)
     Redemption of preferred shares, Series 2                                           -                 (169)
     ---------------------------------------------------------------------------------------------------------
                                                                                   (2,164)             (32,086)
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Increase (decrease) in cash and cash equivalents                                      655              (43,482)

Cash and cash equivalents, beginning of year                                        4,552               48,034
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Cash and cash equivalents, end of year                                       $      5,207         $      4,552
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


Non-cash financing:

During the year ended September 30, 2001 the Company issued additional 13% Senior Exchangeable Preferred Shares pursuant to the payment of dividends on 13% Senior Exchangeable Preferred Shares of $1,771. In addition, during the year ended September 30, 2001, the Company exchanged 13% Senior Exchangeable Preferred Shares for 13% Subordinated Notes.

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Supplementary information:
     Interest                                                                $      7,774         $      6,816
     Taxes                                                                            268                1,612

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